UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2016
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 23, 2016, announcing the abolishment of the minimum price rule.

Istanbul, August 23, 2016

Announcement Regarding the Abolishment of Minimum Price Rule

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

The Information and Communication Technologies Authority (ICTA) has abolished its minimum price rule* for voice and SMS services as of August 16, 2016.  This rule, applicable only to Turkcell since 2009, has had a negative impact on our competitive strength. With the removal of the respective restrictions applied to our tariffs and campaigns, our Company will be in a position to enrich the offer portfolio that meets our customers’ needs.

The underlying reasons behind the lifting of this obligation are stated as developments in the mobile electronic communication market, the increasing significance of mobile internet service, the proliferation of Over The Top (OTT) services enabling communication over the internet, and the declining significance of voice and SMS services as compared to the period when the regulations were put into practice, as well as the decline in the proportion of onnet traffic and in the price difference between onnet and offnet calls.

*The rule requiring the average onnet prices of all tariffs and campaigns with respect to our Company’s voice and SMS services to be set over 1.7 times of mobile termination rates applied by our Company to other operators per minute/ number of SMSs (lower limit obligation for onnet unit prices).

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President